# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DarioHealth Corp., CIK 0001533998
CUSIP: 23725P208
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 322 W 57TH ST., #33B, NEW YORK, New York (NY), 10019
Date of event which requires filing of this statement: 09/23/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002101421

## Reporting persons
- Craig Kallman 2015 Living Trust: type of reporting person: other (OO); citizenship or place of organization: New York (NY); member of a group; sole voting power 0; shared voting power 675,165; sole dispositive power 0; shared dispositive power 675,165; aggregate amount beneficially owned 675,165 (9.99% of the class)
  Comment: Craig Kallman 2015 Living Trust (the "Trust") has shared voting and dispositive power in DarioHealth Corp. (the "Issuer"), which consists of (i) 604,803 shares of common stock held by the Reporting Person, and (ii) pre-funded warrants exercisable into 124,031 shares of common stock, which contain a contractually stipulated 9.99% ownership restriction (and which are beneficially owned by Craig Kallman, who is the trustee of the Trust), and included pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
  
  The percentage ownership was calculated based on a denominator which is the sum of 6,758,412 Common Stock outstanding as of the filing date of this report. All information included herein relating to shares or price per share reflects the 1-for-20 reverse split effected by the Issuer on August 28, 2025.
- Craig Kallman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 675,165; sole dispositive power 0; shared dispositive power 675,165; aggregate amount beneficially owned 675,165 (9.99% of the class)
  Comment: The Trust has shared voting and dispositive power in the Issuer, which consists of (i) 604,803 shares of common stock held by the Reporting Person, and (ii) pre-funded warrants exercisable into 124,031 shares of common stock, which contain a contractually stipulated 9.99% ownership restriction (and which are beneficially owned by Craig Kallman, who is the trustee of the Trust), and included pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended. The percentage ownership was calculated based on a denominator which is the sum of 6,758,412 Common Stock outstanding as of the filing date of this report. All information included herein relating to shares or price per share reflects the 1-for-20 reverse split effected by the Issuer on August 28, 2025.

## Item 1. Issuer
Name of issuer: DarioHealth Corp.
Address of issuer's principal executive offices: 322 W 57TH ST. #33B NEW YORK, NY, 10019

## Item 2. Person Filing
Name of person filing:
This statement is filed on behalf of: (1) Craig Kallman 2015 Living Trust (2) Craig Kallman.

The foregoing persons are hereinafter collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to this Schedule 13G, pursuant to which such Reporting Persons have agreed to file this Schedule 13G and all subsequent amendments to the Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act. The filing of this Schedule 13G should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock reported herein.
Address of principal business office or, if none, residence: The principal business address of the Reporting Persons is: 200 East 62nd street, New York, New York, 10065.
Citizenship: Citizenship: Craig Kallman 2015 Living Trust is a trust governed by the laws of the State of New York. Craig Kallman is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Craig Kallman 2015 Living Trust - 675,165 shares of common stock

Craig Kallman - 675,165 shares of common stock
Percent of class:
Craig Kallman 2015 Living Trust - 9.99%

Craig Kallman - 9.99%
Sole power to vote or to direct the vote:
Craig Kallman 2015 Living Trust - 0

Craig Kallman - 0
Shared power to vote or to direct the vote:
Craig Kallman 2015 Living Trust - 675,165

Craig Kallman - 675,165
Sole power to dispose or to direct the disposition:
Craig Kallman 2015 Living Trust - 0

Craig Kallman - 0
Shared power to dispose or to direct the disposition:
Craig Kallman 2015 Living Trust - 675,165

Craig Kallman - 675,165

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Craig Kallman is the trustee of the Trust.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not Applicable

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement Pursuant to Rule 13d-1(k)

## Signatures
- Craig Kallman 2015 Living Trust: /s/ Craig Kallman, Craig Kallman, Trustee (12/16/2025)
- Craig Kallman: /s/ Craig Kallman, Craig Kallman (12/16/2025)